Mail Stop 4561

June 21, 2007

Jitendra S. Saxena
Chief Executive Officer
Netezza Corporation
200 Crossing Boulevard
Framingham, MA 01702

Re: Netezza Corporation
Amendment No. 2 to Form S-1
Filed on June 13, 2007
File No. 333-141522

Dear Mr. Saxena:

　　We have reviewed your Form S-1/A and have the following comments regarding the financial statements and related matters. Additional comments regarding other matters will be forthcoming.

General

1.　　We note your response to comment 8 to the Staff's letter dated June 1, 2007 where you indicate that the Company plans to include the IPO price range in your next amendment. Please note that since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please also understand that its effect on disclosures throughout the document may cause us to raise issues on areas not previously commented on.

The Offering, page 4

2.　　Reconcile the number of shares of common stock to be outstanding after this offering of 46,631,079 as disclosed on page 4 (and elsewhere throughout the document), and 46,741,641 as disclosed on page 25 to the amount disclosed on the face of the Pro Forma Balance Sheet on page F-3 of 46,752,641. Tell us why these three amounts do not agree or revise your disclosures accordingly.

3.　　Clarify whether the number of shares of common stock to be outstanding after this offering as disclosed on pages 4, 28 and F-14 excludes the 17,500 shares of unvested restricted common stock as noted on page 26 of the filing. Revise the filing as necessary.

Business

Customers, page 61

4.   Please refer to comment number 4 in our letter dated June 1, 2007. We note your disclosures on page 61 where you disclose the names of your significant customers for fiscal 2005 and 2006. We further note that one customer accounted for 20% of total revenue for the quarter ending April 30, 2007; however, this customer has not been named. As previously requested please revise to disclose the name of this customer and their relationship, if any, to the Company in the "Business" section of the prospectus   We refer you to Item 11 of Form S-1 and Item 101(c)(vii) of Regulation S-K.

Stock-Based Compensation, page F-11

5.   We note your response to prior comment 6 in our letter dated June 1, 2007 where you indicate that the Company did not apply a mathematical weighting to each methodology (comparable companies, precedent transactions and discounted cash flow analysis) in calculating the blended valuation range. Rather, you indicate the Company used "professional judgment" in determining the fair value of your common stock. Please explain further what you mean by "professional judgment" and tell us specifically how it factored into your valuation. In this regard, for each valuation date, tell us the valuation ranges as determined by each methodology and how you combined such ranges to arrive at the "blended valuation range." Revise your disclosures to include a more enhanced discussion of how the implied valuation ranges are combined. Ensure your disclosures include the fact that the greater emphasis was placed on the comparable companies and precedent transaction methodologies and why.

6.   Please include a discussion of the factors considered in selecting the comparable companies used in your valuations as indicated in your response to the 2nd bullet point of comment 6. Given that fact that the Company's revenue growth rate was approximately 49% and 48% in fiscal 2006 and fiscal 2007, please explain why Revolution Partners considered comparable companies with revenue growth rates significantly below that of the Company. Furthermore, given the greater weight applied to the valuation of comparable companies, clarify whether adjustments were made to the initial valuation in order to achieve comparability (i.e., typical adjustments relate to factors such as differences in entity size, working capital, liquidity, profitability and marketability).

7.   As it relates to the precedent transactions analysis, clarify whether Revolution Partners considered any significant value-creating milestone events that differ between the comparables. Revise the filing to incorporate your response.

8.   We note your response to comment 6 to our letter dated June 1, 2007 where you provide (a) the discount rates used in the discounted cash flow analysis (3rd bullet point) and (b) the marketability and minority discount rates used in your valuations (5th and 6th bullet points, respectively). Revise to disclose all discount rates used at each valuation date and how management determined the appropriateness of such rates. Also, with regards to the

minority discount rate, please include discussion of the factors considered in determining that there is a disproportionate return to certain shareholders, either through the enterprise value cash flows or the equity rights to support the minority discounts used in the valuation.

9.   Please refer to comment 10 in our letter dated June 1, 2007. We have reviewed your response and the revised disclosure and it is unclear to the Staff why management believes that the material difference between the fair market value of the common stock, as determined by the Board of Directors on February 14, 2007 of $6.70 per share and the currently anticipated IPO price range of $9 - $11 per share relates mainly to the Company's assessment of risk associated with meeting its forecasted projections in the discounted cash flow analysis. Reconcile this statement to your response to prior comment 6 where you indicate that Revolution Partners "provided greater weight and equal emphasis to the comparable company and precedent transaction analysis because these methodologies provide more relevant analyses for high growth technology companies." You further state, "[t]he discounted cash flow analysis is helpful as a guide in determining final valuation, but it is the <u>least relevant</u> methodology for high growth technology companies and therefore least prevalent in the market so Revolution Partners assigned it less weight." While the underwriters may have placed significant emphasis on the Company's forecasted cash flows in determining an estimated IPO price range, it appears that your independent valuation firm did not and therefore, we do not understand why such assumptions would be a significant factor in your reconciliation of the most recent valuation to the midpoint of the IPO price range. Please explain. Also, please revise your disclosures to discuss in more specific and quantifiable terms each of the factors and intervening events that explain the difference between the February valuations of $6.70 and the $10.00 midpoint of your IPO price range. Please describe the significant intervening events that reconcile the values in a manner that is readily understandable to investors.

    You may contact Megan Akst at 202-551-3407 or Kathleen Collins, Branch Chief, at 202-551-3499, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3730.

Sincerely,

Kathleen Collins
Accounting Branch Chief

cc: Via facsimile: 617-526-5000
        Patrick J. Rondeau, Esq.
        Wendell C. Taylor, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP